Invest in Robovet

Technology Software Hardware Engineering R and D

Revolutionary new imaging and robotic technology for pets

ROBOVET.COM NORTH BETHESDA MARYLAND





After developing a human PET imaging system that found a niche helping equine athletes, utilizing our MRI and image-guided treatment technology to elevate veterinary care for our beloved animal companions was an easy fit. Our team is highly experienced in bringing new technologies to market and we are passionate about high-quality animal care!

M.C. Seward President/CEO @ Robovet

Why you may want to invest in us...

1. Proprietary imaging technology with 18 granted patents, 100 patents pending.
2. Founder started 4 companies valued at $100m+. Built medical imaging devices used by a million people.
3. Less than 1/4th the cost of conventional diagnostic MRI systems.
4. Advisor and investor helped start 200+ companies with multiple 100m+ exits.
5. Versatile technology applicable to horses and companion pets with an estimated $3.1 billion addressable market for compact diagnostic MRI.
6. Veterinary services market projected at $47.3 billion in 2020.
7. Strong team of radiologists, physicists and engineers with current success developing veterinary imaging technology for horses and people.
8. **Lead Investor**: Rainmakers committed $10,000 on these terms

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



M.C. Seward

President/CEO

Dr. Seward is a veterinary radiologist and MBA graduate with professional experience in both the equine industry and veterinary field. He has authored scientific publications on veterinary imaging and MRI-guided veterinary therapy.



David Beylin

VP Business Development

David Beylin MS MBA is a physicist who has designed and built scanners for human and veterinary use. His most recent system was recently acquired by Southern California Equine Foundation for imaging thoroughbred horses.



Irving Weinberg

Founder/Secretary

Dr. Weinberg is a radiologist, physicist, and serial medical device entrepreneur. He founded 4 start-up medical device companies that have a total valuation in excess of $100M. He has built medical imaging devices used by a million people.



Ben Way

Advisor

Ben Way is a best selling author, leading futurologist, technologist, inventor, and entrepreneur. With over twenty years of experience in technology and innovation, Ben has travelled the world seeking out and developing new technologies.



Carrie Eldridge

Communications

Ms. Eldridge has helped IBM and Morgan Stanley manage funds. She has expertise in net-based communications.

Why people love us



Carrie is an incredibly intelligent and driven woman that digs deep to understand the problems she's passionate about solving. Her diverse background in finance, technology and the world of fine art position her in the perfect place to disrupt an antiquated industry and to help empower existing and new generations of artists. I've been an advisor to Carrie and she's continued to surprise me with her focus, talent and tenacity.

Travis Rogers
Advisor



Smart, seasoned and with her pulse on the industry, Carrie has positioned herself and her company to transform the art world.
Adryenn Ashley Friend $100



Carrie is a brave and determined advocate for her vision of an improved method of funding the work of individual artists, and utilizing new technologies to create an ecosystem which addresses many issues which plague the current market. She is tireless in her dedication to this project- and has assembled an impressive array of advisors from disparate facets of an insular and segmented industry (artists, galleries, artist run spaces, auction houses, foundations, collectors, art investors) She has utilized her connections to engage experts from outside of the traditional art world, in finance, economics, gaming, and technology, to challenge and reconsider how a redesigned market might... read more
Lisa Koonce Advisor $0

See more on Buzz

Some of our investors

WE'VE RAISED $164,182 FROM 342+ INVESTORS SINCE OUR FOUNDING



Birun Balami
Startups Investor, Software Eng.



Alexander Clarence McIntosh
Investor & Entrepreneur



Ashok Sanghavi
Helping my family & clients create PEACE OF MIND through planning



David Shane
Physics professor in East Lansing, MI.



Thomas L. Hughes
Vice President of Business Development for large real estate brokerage. Former VP Finance and Investor for two large utility companies



Benjamin Way
Ben Way is a best selling author, leading futurologist, technologist, inventor, and entrepreneur.



Matthew Rayner
I'm a guy that loves business and Chipotle burritos! I'm blessed with a wonderful family and businesses in Lafayette, LA.



Jorge De Cubas
Pilot, Investor, Trader



Charles L Young Jr
Retired risk management consultant with over 45 years experience with Aon Global Risk Consulting.

along with 333 other investors

Downloads

Robovet Deck Wefunder.pdf

We are passionate about medical and veterinary imaging and providing cutting edge veterinary care for our pets.

Robovet has assembled a unique team that understands the needs of veterinary patients and the veterinary imaging market. We have been working with doctors and scientists across the globe to build the first MRI systems for guiding and manipulating surgical tools.



A canine patient under anesthesia for an MRI study.

There are many challenges associated with today's advanced medical imaging and surgery for pets.

Currently, MR systems are extremely expensive and require large specially constructed facilities that may not be readily available in emergency situations or able to accommodate larger animals such as horses. Moreover, radiation treatment for cancer requires referral, is limited in availability and has side effects.



MRI is often considered the "gold standard" in equine foot and lower-limb imaging. Photo: Courtesy University of California Davis, (The Horse, posted by Christy M. West, April 26, 2008).

So, we designed a system that addresses these challenges for less than 1/4th the cost of conventional diagnostic MRI systems.

We knew we wanted a system that was extremely light-weight, mobile, and versatile. The result is an MRI system design that is compact and lightweight, while also being far more energy and cost-effective. The system design provides fast, high-resolution images and also has the capability to perform magnetically-actuated surgery and image-guided therapy. Our systems will not only allow for real-time imaging during surgery but provide the capability to help treat illnesses ranging from bacterial infections to treating cancer in veterinary patients.



Artist's rendering of the Robovet system for small animal patients.

We made the only MRI system designed to perform magnetically-actuated surgery. This technology is backed by 18 patents and 100 patents pending.

The team currently has experience in the veterinary imaging market having sold PET scanners to high-profile equine clients such as The Breeders Cup. Complementary technology such as image-guided particles is currently undergoing research and development with medical research collaborators at academic institutions.

The US veterinary services market segment is growing with more than 42,000 veterinary establishments and an estimated revenue of more than $47 billion by 2020.


Veterinary Services Market
$50
$40
$30
$20
$10
$0
2018
2019
2020
Reported and Estimated Sales Revenue (Billion)
C. Barnes & Co, 2019 US Industry & Market Outlook, Veterinary Services Industry (NAICS 54914)

While most smaller practices cannot afford a traditional MRI, our unique design significantly reduces the cost and size, which will allow for wider availability. Initial revenue will be derived from the sale of the MR system as a stand-alone imaging device at a projected price point of $150,000 per unit. An estimated 20,648 prospective equine and companion animal practices are present in the US compiling an addressable market of nearly $3.1 Billion for compact diagnostic MRI.


Veterinary Services Market
42,500
42,000
41,500
41,000
40,500
40,000
39,500
39,000
2018
2019
2020
Number of Veterinary Establishments
C. Barnes & Co, 2019 US Industry & Market Outlook, Veterinary Services Industry (NAICS 54914)

Subsequent revenue will be generated through the sale of annual subscriptions for image-guided therapy and proprietary robotic kits and nanoparticles for image-guided treatment. The primary indications include equine lameness and soft tissue cancers in small animal patients. Subscriptions and image-guided treatment and robotic surgery applications result in an estimated addressable market of $47.9 Million. Successful surgical or image-guided treatment plans will be recorded for sharing between participating veterinary surgeons to advance medical treatment using the Robovet system. Robovet technology has a tremendous upside with future translation to human medical imaging.

Just the beginning

After venturing into the equine imaging market with a unique PET scanner for horses, it became apparent there was a market for an innovative MRI system for animals and the cost advantages would make a difference for companion animals and their owners. It has been a long and productive journey so far, but we've only just begun!



Where magic happens, in our lab with some of our brilliant research scientists who conduct intensive testing daily.

Now we need you!

We need you to help achieve our goal of developing a full-scale prototype for imaging companion animals. Funding is needed to refine software algorithms and optimize hardware. Funding milestones include:

- **$100,000 (minimum raise):** *Funds will be primarily utilized to develop a prototype full-scale MRI system to a level that can be displayed at conferences and trade-shows.*
- **$1,070,000 (maximum):** *Funds will be directed primarily towards construction of a full-scale veterinary MRI system with a percentage devoted to business development. A timeline of 1-2 years is projected for system development and manufacturing capabilities.*

We are looking forward to establishing Robovet systems at academic institutions and research facilities to advance research in image-guided therapy and robotic surgery in veterinary patients. Help us take Robovet to the next level, invest today!

Thank you for choosing us!



Dr. M.C. Seward and a future world champion!



Fun fact, we love renaissance fairs! Check out Dr. Weinberg in his kilt!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Robovet Corporation has developed a new MR imaging technology that can also help treat disease in our pets. The same magnets that provide high resolution images can also manipulate surgical tools and guide magnetic particles to help treat disease in animals such as cancer.

Where will your company be in 5 years?

Within 5 years, our goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. We are working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending.

Why did you choose this idea?

After developing a human PET imaging system that found a niche helping equine athletes, utilizing our MRI and image-guided treatment technology to elevate veterinary care for our beloved animal companions was an easy fit. Our team is highly experienced in bringing new technologies to market and we are passionate about high-quality animal care!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Conventional MRI is incompatible with magnetic surgery tools, because the static magnetic field of conventional MRI cannot be turned off or changed in direction. Our new electropermanent MRI technology changes magnetic fields in tens of microseconds, allowing us to collect data quickly (for real-time imaging) and to manipulate multiple magnetic tools rapidly and with high flexibility.

What is your proudest accomplishment?

Our proudest moment was building the prototype technology that proved we could manipulate surgical tools with our magnets.

How far along are you? What's your biggest obstacle?

We have built prototypes of two separate platforms: One for MRI and one to manipulate the magnetic tools. We need to combine these systems. The biggest obstacle is calibrating the two systems so they work well together.

Who are your competitors? Who is the biggest threat?

A number of traditional MRI systems are available for the veterinarian market which are typically new or repurposed human systems, however they are expensive and very bulky. The biggest threat is getting this technology to market before competitors with lesser quality systems make products available.

What do you understand that your competitors don't?

We have a unique team that understands the needs of veterinary patients and the imaging market. Our proprietary technology is unique to the veterinary and human medical fields and will provide cutting edge image-guided technology to veterinary patients not currently available anywhere.

How will you make money?

Initial revenue will be derived from the sale of the MR system as a stand-alone imaging device at a projected price point of $150,000 per unit. An estimated 20,648 prospective equine and companion animal practices are present in the US, constituting an addressable market of nearly $3.1 Billion for compact diagnostic MRI. While most smaller practices cannot afford a traditional MRI, our unique design significantly reduces the cost and size, which will allow for wider availability. Subsequent revenue will be generated through the sale of annual subscriptions for image-guided therapy and proprietary robotic kits and nanoparticles for image guided treatment.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

There are very few academic centers that teach scientists and engineers how to construct entire MRI systems. We need to find and train people quickly enough to keep up with our expansion needs.

What do you need the most help with?

We would like to work with academic institutions and visionary veterinarians who could fully exploit the advantages of our system. Image guided therapy is the future of veterinary medicine. Your support will enable us move this technology from the laboratory to the hospital to begin helping veterinary patients!

What would you do with the money you raise?

We want to complete a full-size Robovet MRI system with integration and optimization of system components, and refinement of software algorithms for image reconstruction. This will enable us to demonstrate and market a completed system to prospective clientele.

Financials

Robovet has financial statements ending December 31 2019. Our cash in hand is $10,179, as of October 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

June 5 to December 31

$0
Revenue

-$24,248
Net Loss

$22,321
Short Term Debt

$10,020
Raised in 2019

$10,179
Cash on Hand
As of 10/14/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Robovet Corporation has developed a new MR imaging technology that can also help treat disease in our pets. The same magnets that provide high resolution images can also manipulate surgical tools and guide magnetic particles to help treat disease in animals such as cancer.

Within 5 years, our goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. We are working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending. The patents are owned by Weinberg Medical Physics, and exclusively licensed to Robovet for veterinary use, under a license agreement that has been reviewed by the accountants. The same patents are being licensed by Weinberg Medical Physics to other companies solely for use in human populations.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Robovet Corporation was incorporated in the State of Delaware in June 2019.

Since then, we have:

- Recruited a strong team of radiologists, physicists and engineers with current success developing veterinary imaging technology for horses and people.
- Recruited advisor and investor Ben Way, who has helped start 200+ companies with multiple 100m+ exits.
- Licensed a proprietary technology for imaging and image guided therapy, with 10 granted patents, 100 patents pending.
- Developed a design with components that will enable eventual cost of less than 1/4 the cost of conventional diagnostic MRI systems.
- Identified an estimated $3.1 Billion addressable market for compact diagnostic MRI applicable to horses and companion pets.
- Identified an estimated addressable veterinary services market for image-guided therapy, projected at $47.3 Billion in 2020.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended October 31, 2019, the Company had revenues of $0.

- *Assets.* As of October 31, 2019, the Company had total assets of $8,267, including $8,267 in cash.

- *Net Loss.* The Company has had net losses of $24,248 for 2019.

- *Liabilities.* The Company's liabilities totaled $32,321 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $10,020 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Robovet Corporation cash in hand is $10,179, as of October 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. No material changes or trends in our finances or operations have occurred since the financials were calculated.

Weinberg Medical Physics, Inc. ("WMP") has exclusively licensed its technology in the veterinary field-of-use to Robovet. WMP has licensed the technology to other companies in fields-of-use that do not overlap with Robovet's veterinary field-of-use. WMP is also providing R&D resources in terms of personnel and supplies, in exchange for a $30,000 monthly fee from Robovet (to defray patent costs) and royalty payments after Robovet has made commercial sales (as laid out in an executed license document between WMP and Robovet). WMP has an annual budget of about $2 million, including revenues from both Federal grants and non-Federal license fees (from licensees with non-overlapping fields-of-use). These resources will assist WMP in continuing to refine the underlying technology. Robovet will bring in individuals to customize the technology for veterinary applications, and to sell the systems to the veterinary market.

We hope to go to market in approximately 12 months from now, selling prototype systems to academic sites at a premium and generating $1,000,000 in revenue per year. We believe it will cost approximately $3,000,000 in total to go to market with a low-cost systems that can be sold to community-based veterinarians. In addition to raising future capital, the underlying technology is being supported by WMP (supported by federal grand and investors at a rate of approximately $2M per year). If we raise the full target round, we will bring some of our part-time consultants in as full-time employees. This will raise our monthly burn rate. If we raise substantially less than the target, we will likely not change expenses much.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	**Gross Margin:**	**Return on Assets:**
N/A	N/A	-293%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	391%	

Robovet Corporation - Reviewed Financial Statements For The Interim Period Ending December 31 2019.pdf

Risks

1. Calibration and image reconstruction software may take longer to perfect than the company will expect, which will delay delivery of the first system.
2. Competitors may infringe on company's intellectual properties, and company may not have sufficient resources to enforce compliance with relevant patent laws in a timely fashion.
3. Initial sales to luminary sites may not be as brisk as projected, thereby reducing cash flow available for other company activities (e.g. development or marketing costs).

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Irving Weinberg	Radiologist, Medical device entrepreneur @ Weinberg Medical Physics, Inc.	2019
M.C. Seward	Veterinary Radiologist @ Antech Imaging Services	2019
David Beylin	Medical physicist @ Brain Biosciences	2019
Elaine Yi Wang	Entrepreneur @ Neuroparticle Corporation	2019
Olivia Hale	Biomedical Engineer @ Neuroparticle Corporation	2019

Officers

OFFICER	TITLE	JOINED
Irving Weinberg	Secretary	2019
M.C. Seward	CEO	2019
Elaine Yi Wang	Chair	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Weinberg Medical Physics, Inc.	4,260,000 Common Stock	71.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$144,689	SAFE
10/2019	$10,020	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Weinberg Medical Physics, Inc.	10/14/2019	$10,020	$10,020	0.0%		Yes

Related Party Transactions

Name	Weinberg Medical Physics, Inc.
Amount Invested	$10,020
Transaction type	Loan
Issued	10/13/2019
Outstanding principal plus interest	$10,020 as of 11/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	President of the debtor is also the Secretary and principal security holder of Robovet.

This is a long-term debt with no maturity date. The loan is intended to be paid back once the Company is profitable and deemed to be in good financial health.

Name	Weinberg Medical Physics, Inc.
Amount Invested	$0
Transaction type	Other
Issued	09/13/2019
Relationship	Licensor

Weinberg Medical Physics, Inc. ("WMP", currently an owner of 71% of Robovet's shares) has executed a license agreement with Robovet Corporation. In this license agreement, WMP grants Robovet Corporation an exclusive license to intellectual properties in the veterinary field-of-use, in exchange for Robovet's payments to WMP for development costs of $30,000 per month (beginning in January 2020), pro-rata reimbursement for patent expenses (up to a maximum of $30,000 per month), and 5% royalties on net sales (with minimum annual royalties to begin after the first commercial sale). The exact terms of the license are listed in a document signed by Irving Weinberg (President of WMP, and Secretary of Robovet) and Robovet CEO MC Seward on September 13, 2019.

Use of Funds

$100,000	92.5%: develop a prototype full-scale MRI system to a level that can be displayed at conferences and trade-shows. 7.5% towards Wefunder intermediary fee
$1,070,000	82.5%: towards construction of a full-scale veterinary MRI system. A timeline of 1-2 years is projected for system development and manufacturing capabilities. 10% towards business development including part-time hires and paid advertising 7.5% towards Wefunder intermediary fee,

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,000,000	Yes

The Funding Portal

Robovet is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

wefunder.com/robovet/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.